Orbital Engine Corporation Limited (Orbital) today announced that it has reached agreement with Siemens VDO Automotive Corporation on the terms of a restructuring and refinancing of their joint venture, Synerject LLC.

Synerject is a US based manufacturer of air injectors and fuel rail assemblies for Orbitals marine and motorcycle customers. Synerject also supplies prototype air assisted direct fuel injection assemblies for automotive four stroke and other programs.

The current ownership structure of Synerject will remain, with both Orbital and Siemens each retaining a 50 per cent interest.

Siemens and Orbital have agreed that Synerjects scope will be broadened through the addition of Orbitals marine and recreation systems business and a non automotive systems business (Rotax) from the Siemens group.

New financing arrangements have been put in place until September 30, 2006 and replace the earlier funding arrangements which matured on September 30, 2002. Orbitals existing guarantee of 50 per cent of the funding has not increased and will not be called unless Synerject does not meet the terms and conditions of the revised facility.

'The restructuring removes considerable market uncertainty in regards to the future of Synerject and its ongoing operations' said Orbitals Chief Executive Officer, Mr Peter Cook. 'The marine and recreation systems business and the Rotax business to be contributed to Synerject will create the opportunity for a more efficient and expedient service level to customers. The small profit and cash flow impact on Orbital from the transfer of its marine and recreation systems business to Synerject will be partly covered through identified cost savings within Orbital and Synerjects improved profitability.
These arrangements do not affect royalties being received by Orbital from this sector.'

The arrangements will be effective from February 1, 2003.

Mr Cook went on to say, 'We are pleased to confirm that Synerject continues to be cash flow positive. Year to date, Synerject has exceeded budget expectations and contributed a profit to the Orbital consolidated results. Orbital is extremely pleased with the turnaround demonstrated by Synerject and is excited by its growth potential as a result of the restructuring'.

ends

Orbital is a leading international developer of engine technologies using direct in cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive,marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange
(OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668